UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Enclosure: A press release dated September 19, 2023 announcing the composition of the board committees of Turkcell.

Istanbul, September 19, 2023

Announcement Regarding the Board of Directors Role Distribution and Committees

Our Company’s Board of Directors resolved that the Board Committees shall be composed of following members:

Committee	Members
Corporate Governance Committee	Serdar Çetin (Chairman), Melikşah Yasin, Emre Alpman, Özlem Yardım
Audit Committee	Hüseyin Arslan (Chairman), Serdar Çetin, Afif Demirkıran
Candidate Nomination Committee	Hüseyin Arslan (Chairman), Şenol Kazancı, Melikşah Yasin
Compensation Committee	Hüseyin Arslan (Chairman), Şenol Kazancı, Nail Olpak
Early Detection of Risk Committee	Afif Demirkıran (Chairman), Figen Kılıç, Ayşe Nur Bahçekapılı
Strategy and Digitalization Committee	Afif Demirkıran (Chairman), Şenol Kazancı, Serdar Çetin, Serkan Öztürk, Mehmet Akif Konar

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 19, 2023	By:	/s/ Beren Erdem Hamaratgil
Name: Beren Erdem Hamaratgil Title: Investor Relations Associate Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 19, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer